Filed via EDGAR and Federal Express

November 9, 2007

Ms. Angela Connell

Reviewing Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Cowlitz Bancorporation

Form 10-K for the Fiscal Year Ended December 31, 2006

File No. 0-23881

Dear Ms. Connell,

This letter is submitted on behalf of Cowlitz Bancorporation (the “Company” or Cowlitz) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange (the “Commission”) as set forth in your comment letter dated October 17, 2007 (the “Comment Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006, File Number 0-23881, which was filed with the Commission on March 30, 2007 (the “Form 10-K”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

Comment Number 1:

Notes to Consolidated Financial Statements

Note 2 – Acquisition, page 48

We note your purchase price allocation on page 49 excludes certain acquired loans sold shortly after acquisition. We also note that these loans (which you designate as “impaired” on page 28) were sold for 9.2 million, which was $6.0 million below their carrying value of $15.2 million. Please address the following:

•	tell us how you determined it was appropriate to exclude these loans from the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition;

•

provide us with a summary of all assets contractually acquired and liabilities contractually assumed in the acquisition of AEA and clearly explain how you determined the amount of goodwill to be recognized;

•	illustrate for us the impact that including the acquired loans sold shortly after acquisition in your purchase price allocation would have had on the recognized amount of goodwill; and

•	tell us how you applied the guidance in SOP 03-3 to the acquired loans sold shortly after acquisition.

Response to Comment Number 1:

In response to the first three subparts of Comment Number 1, the loans sold shortly after acquisition were included in the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition. The aforementioned loans were included in “Loans, net of allowance for loan losses.” in the table in “Note 2 – Acquisition” on page 49 of the Company’s Form 10-K for 2006. All assets and liabilities contractually acquired and assumed are included in this same table. The disclosure leading into the table in Note 2 was intended to clarify the distinction between how the Company determined the allocation of the purchase price among contractually acquired assets and liabilities. The Company used the estimated fair value for all assets and liabilities acquired (as determined through third-party valuation), with the exception of the loans sold shortly after completion of the acquisition. The loans sold after completion of the acquisition, which were considered impaired, were valued based on the actual net proceeds on sale. The sale of these impaired loans was negotiated with a third party broker, prior to the effective date of the acquisition, and the delivery of all loans to the third party was completed shortly after the acquisition date.

In response to the fourth subpart of Comment Number 1, Cowlitz intended to sell substantially all impaired assets acquired to a third party immediately after closing the transaction. The Company had determined the expected net sales price of the loans through negotiations with a third-party broker, prior to the close of the acquisition of AEA, for a delivery date at or near the consummation of the acquisition of AEA. For purposes of allocating the purchase price, the value used for these loans was the actual net sales price of the loans, as the loans were sold on November 18, 2005. This was considered by the Company to be a relatively short period of time in which the loans were “held-for-sale” on the Company’s balance sheet (acquisition of AEA was November 1, 2005). The provisions for accounting for impaired loans under SOP 03-3, including estimating and reconciling expected and contractual cash flows from the time of the initial investment in the loans to the time of sale for purposes of adjusting yield, was not considered necessary by the Company given the limited period (18 days) the loans were held. The Company acknowledged the applicable accounting literature by listing SOP 03-3 in the critical accounting policies in the MD&A, but the short holding period for the impaired loans rendered the impact insignificant. The Company is confident the impaired loans were appropriately recorded at the time of acquisition at their fair value, as evidenced by the net sales price for these loans shortly after the acquisition date.

Comment Number 2:

Note 13 – Derivative and Hedging Activities, page 55

We note you designated your interest rate contracts (i.e. prime-based interest rate floor and interest rate swap agreements indexed to prime) as cash flow hedges of variable rate loans under SFAS 133. To help us better understand your accounting treatment, tell us the designated risk (as documented at inception) being hedged for your prime-based interest rate floor and interest rate swaps. Refer to paragraph 29(h) of SFAS 133 and DIG G26, and revise to clarify as necessary.

Response to Comment Number 2:

The Company utilizes the first-payments-received technique for identifying the hedged forecasted transactions (i.e., the hedged interest payments) for its cash flow hedge of variable prime-based interest payments from a rolling portfolio of interest-bearing loans, as specified in DIG G25. The Company has applied the guidance in paragraph 29(h) of SFAS 133 where it states, “In a cash flow hedge of a variable – rate financial asset or liability, either existing or forecasted, the designated risk being hedged cannot be the risk of changes in its cash flows attributable to changes in the specifically identified benchmark interest rate if the cash flows of the hedged transaction are explicitly based on a different index, for example, based on a specific bank’s prime rate, which cannot qualify as the benchmark rate. However, the risk designated as being hedged could potentially be the risk of overall changes in the hedged cash flows related to the asset or liability, provided that the other criteria for a cash flow hedge have been met.”

The Company’s documentation at hedge inception indicated the risk being hedged as “The risk of overall changes in cash flows associated with floating rate loans that are indexed to Prime rate.” The Company refers the Staff to page 55, Note 13 – Derivatives and Hedging Activities, first paragraph. The third sentence states the designated risk being hedged is the “risk of overall changes in cash flows associated with those primed-based variable-rate loans.” The Company believes this position is consistent with paragraph 29(h) of SFAS 133 and DIG G26 (Question 1).

Other Matter

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (360) 501 – 7314.

Sincerely,

/s/ Gerald L. Brickey
Vice President and Chief Financial Officer